Contact

www.linkedin.com/in/andrew-albertson-b446657 (LinkedIn)

Top Skills

Financial Reporting

Variance Analysis

Account Reconciliation

Andrew Albertson

Chief Financial Officer at WinSanTor

San Diego County, California, United States

Summary

Experienced professional in finance and accounting with expertise in fast growth technology and biotechnology companies.

Experience

WinSanTor

7 years 1 month

Chief Financial Officer

February 2020 - Present (3 years 7 months)

San Diego, California, United States

Controller

August 2016 - February 2020 (3 years 7 months)

Greater San Diego Area

The Coast Creative

VP Finance

March 2018 - Present (5 years 6 months)

Greater San Diego Area

Theragene Pharmaceuticals

Controller

June 2014 - March 2019 (4 years 10 months)

San Diego, California

ServiceNow

3 years

Accounting Supervisor

February 2013 - February 2014 (1 year 1 month)

• Manage fixed asset and lease accounting.

• Monthly review of approximately 1,000 open purchase order line items by working with procurement, the purchase requester and vendor to attain a status on the requisition.

• Review all new facility leases and ensure that leases are recorded accurately. Found $115K in leasehold concessions that facilities originally missed. Completed required documentation to receive concessions.
• Consistently work on process improvements. Notably, created a time-card process in SURF to track hours worked on internally developed software to create a consistent process and improve accuracy.
• Work with internal auditors to help implement SOX documentation for lease and fixed asset accounting.
• Work directly with external auditors (PWC) for audit and review deliverables.

Senior Accountant
March 2011 - February 2013 (2 years)

• Month-end GL accounting close cycle and financial statement preparation.
• Work closely with external auditors to complete a 2 ½ year audit as well as maintain focus on my accounting responsibilities and process improvements prior to the Company's IPO.
• Directly worked on an ERP migration from NetSuite to SAP.
• Complete monthly income statement and balance sheet fluctuation analysis. Analysis is used in monthly management and quarterly audit committee meetings.
• Work directly with the R&D and Subscription & Support functional areas to make sure that all expenses are adequately accrued.
• Directly assist in the consolidation process of over 20 subsidiaries along with translation/revaluation of foreign currencies.
• Actively supported both financial reporting and external auditors in taking ServiceNow public with an IPO in June 2012.

LPL Financial
Senior Accountant
August 2010 - March 2011 (8 months)

Margin Analysis Group

- Analyze revenue streams, and their corresponding expenses, from multiple sources to record numerous journal entries
- Manage the intercompany transactions from UVEST, a LPL subsidiary located in North Carolina, through phone and e-mail communications
- Manage revenues and expenses between LPL and AXA Financial per their agreement

- Create the monthly Revenue Estimate report prior to month-end close by compiling revenue & expense data from multiple sources and preparing a report that accurately depicts the month's performance
- Monthly Flux Analysis to explain the fluctuations between the budget and from the three-month averages
- 26 Account reconciliations (accruals, deferred revenue, payables, receivables, deposits, chargebacks, and inventory accounts)

G&A Group

- Account for Prepaid expenses
- Analyze the expense accounts to ensure accuracy
- Work with Accounts Payable to ensure monthly accruals are recorded in the proper account

Teledyne
Senior Accountant - Consultant
March 2010 - June 2010 (4 months)

• Temporary position covering a maternity leave in the accounting department
• Assist in managing month-end closing; close sub-ledgers; analyze account activity; prepare journal entries; reconcile inter-company transactions
• Prepare revenue, product line margin and gross discount analyses. Re-created and automated these reports using Microsoft Excel, Microsoft Query and Crystal reports
• Create cost reduction, margin enhancement, capital expense, and R&D reports for quarterly close.
• Analyze and adjust the warranty reserve and the excess & obsolete inventory accounts
• Created a new method to track gross sales vs. net sales by Regional Sales Manager. The report is used to track each sales manager's progress towards their incentive goals
• Assist in the set-up of a new project system to better distinguish qualified vs. non-qualified R&D projects for the R&D tax credit

Port of Tacoma
Accountant II
September 2006 - June 2009 (2 years 10 months)

• Monthly/Annual financial reporting (B/S, I/S, Cash Flow, P&L, Notes, Ad Hoc reporting); monthly variance analysis; Management report; accrual accounting; thorough knowledge of GAAP, FASB, and GASB

• Reconcile 50+ accounts (cash/bank, investments, fixed assets/depreciation, non-operating expenses, long-term debt, and other accruals and deferred assets/liabilities)
• Accounted for approximately 2,500-3,000 acres of leased land, suites, warehouses, and shipping terminals that accounted for $73 million dollars of revenue
• Capital project budget that reached $1 billion dollars; audit project costs, determine whether project should be capitalized or expensed, and create budget-to-actual cost report and report variances
• Managed a growing $1.1 billion dollars in fixed assets, net depreciation
• Created and presented position papers to senior directors, and auditors, after thorough research of accounting standards. Most notably, created position paper that had a $20-$30 million dollar impact
• Assisted in budget/forecast of department expenses, depreciation and other non-operating expenses
• Interacted with C-level executives & department leaders; ensure understanding of financials, assist in budgeting process, and explain variances from budget

Bank of America
Senior Teller
November 2004 - July 2006 (1 year 9 months)

As a senior Teller I served clients by providing professional service for their banking needs. Each teller had product referral goals, which I consistantly surpassed. My sales-to-referral numbers were well over 100%. As a senior teller, I was entrusted with a higher cash-at-hand dollar amount ($40,000).
I developed work schedules for the branch as well as submitted bimonthly payroll information for the branch.

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Education

Saint Martin's University
Masters, Business Administration (MBA) · (2008 - 2009)

Saint Martin's University
BA, Accounting, Business Administration · (2002 - 2006)